Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE REIT ANNOUNCES TWO PROPERTY ACQUISITIONS IN THE UNITED STATES

February 13, 2013, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today the acquisition of a majority interest in two income-producing flex industrial properties, one located in Logan, New Jersey and the other in Savannah, Georgia. The buildings total 713,040 square feet and were acquired for a total purchase price (100% interest) of U.S.$39.8 million, excluding acquisition costs. Granite’s investment was completed through a joint venture with the vendor, Dermody Properties. Dermody Properties, a U.S. based national industrial developer, has retained the remaining interest and will continue to be responsible for property management and leasing.

The two properties are new format, multi-tenant industrial buildings that are 95% leased, with a weighted average lease term of 3.7 years. Major tenants include UPS, Dole and Sears. Additional detail is available on our website at www.granitereit.com.

The total purchase price for Granite’s interest, including all transaction and due diligence costs, was approximately U.S.$36.5 million. Granite’s investment was funded through a combination of first mortgage debt of U.S.$21.5 million (representing Granite’s portion), Granite’s credit facility and cash on hand.

Tom Heslip, CEO of Granite, said “We are pleased to have completed our first transaction in the implementation of Granite’s growth and diversification strategy. We also look forward to our future dealings with our joint venture partner, Dermody Properties, who has local market expertise and a long and successful track record in developing, operating and managing industrial properties in the United States.”

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe. Granite owns approximately 29 million square feet in 106 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. as our largest tenants, together with tenants from other industries.

ABOUT DERMODY PROPERTIES

Dermody Properties is a privately held national industrial real estate development group, founded and headquartered in Reno, NV, with regional offices in Phoenix, AZ, Portland, OR, Philadelphia, PA and Chicago, IL. Over its 50-year history, the company has developed and leased more than 35 million square feet of high quality industrial/distribution facilities throughout the U.S., serving the distribution space needs of Fortune 500 companies and other large customers. To learn more about Dermody Properties, visit www.Dermody.com.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to the risks set forth in the “Risk Factors” section in Granite Real Estate Inc.’s management information circular/proxy statement dated October 11, 2012 and Granite Real Estate Inc.’s Annual Information Form for 2011, each filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which investors are strongly advised to review. The “Risk Factors” sections also contain information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.